PROSPECTUS                                      Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-54538

                            EAST WEST BANCORP, INC.

                         512,707 SHARES OF COMMON STOCK

                               ------------------

    The 512,707 shares of our common stock offered by this prospectus were originally issued by us in connection with our acquisition of Prime Bank on January 12, 2001. We will not receive any of the proceeds from the sale of the common stock offered by this prospectus. The shares were issued in a private offering made in reliance on Regulation D and/or Section 4(2) of the Securities Act of 1933.

    The selling shareholders may offer their East West stock through public transactions executed through one or more broker-dealers at prevailing market prices, carried out through the NASDAQ National Market or one or more stock exchanges (if the shares are listed on an exchange at any time in the future), or in private transactions directly with purchasers or at privately negotiated prices.

    East West Bancorp common stock is listed on the NASDAQ National Market with the ticker symbol: "EWBC." On January 24, 2001, the closing price of one share of East West common stock on the NASDAQ National Market was $24.0625.

    Our principal executive offices are located at 415 Huntington Drive, San Marino, California, 91108, and our telephone number is (626) 799-5700.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    An investment in these securities involves a high degree of risk. See "Risk Factors" at page 2.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 12, 2001.

                            ------------------------

                                  RISK FACTORS

    In addition to the other information in this prospectus, you should carefully consider the following risk factors in deciding whether to invest in the common stock.

FUTURE CHANGES IN INTEREST RATES MAY REDUCE OUR PROFITS.

    Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

    - the interest income we earn on interest-earning assets, such as mortgage loans and investment securities; and

    - the interest expense we pay on our interest-bearing liabilities, such as deposits and amounts we borrow.

    A significant portion of our mortgage loans have rates of interest which are fixed for the life of the loan and are generally originated for periods of up to 30 years, while our deposit accounts have significantly shorter periods to maturity. Because our interest-earning assets generally have fixed rates of interest and have longer effective maturities than our interest-bearing liabilities, the yield on our interest-earning assets generally will adjust more slowly to changes in interest rates than the cost of our interest-bearing liabilities, which are primarily time deposits. As a result, our net interest income may be reduced when interest rates increase significantly for long periods of time. In addition, rising interest rates may reduce our earnings because there may be a lack of customer demand for loans. Declining interest rates may also reduce our net interest income if adjustable rate or fixed rate mortgage loans are refinanced at reduced rates or paid off earlier than expected, and we reinvest these funds in assets which earn us a lower rate of interest.

    Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact of changes in market interest rates on our net interest income. However, there can be no assurance that we will be able to manage interest rate risk so as to avoid significant adverse effects in our net interest income.

A DOWNTURN IN THE HEALTH OF THE ECONOMY OR CHANGES IN THE FEDERAL RESERVE'S MONETARY POLICY COULD AFFECT OUR NET INTEREST INCOME AND REDUCE OUR PROFITABILITY.

    A downturn in the economy could affect us in the following ways, among others:

    - the amount of funds available for deposit could be reduced;

    - the ability of borrowers to repay their loans could be hurt; and

    - the strength of credit demands by customers could decline.

    In addition, the banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. These monetary policies have significant effects on the operating results of banks. Changes in monetary policies may affect the ability of the banks to attract deposits, make loans and manage interest rate risk.

CHANGES IN LAWS OR REGULATIONS COULD HURT OUR PROFITABILITY.

    We operate in a highly regulated industry and are subject to the supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the California Department of Financial Institutions. The federal and state banking laws and regulations limit the manner in which banks may conduct business and obtain financing. Changes in the laws and regulations that govern us could restrict our operations or impose burdensome requirements upon us. This could reduce our profitability.

                            EAST WEST BANCORP, INC.

    East West Bancorp, Inc. is a Delaware corporation that was incorporated in August 1998 to be the holding company for East-West Bank. We became the holding company for East-West Bank as of December 30, 1998, and are subject to the Bank Holding Company Act of 1956, as amended.

    We have no material operations other than our wholly owned subsidiary East-West Bank. East-West Bank has three subsidiaries, East-West
Services, Inc., East-West Investments, Inc., and EWSC Holdings, LLC. We also operate our wholly owned subsidiary Risk Services, Inc. which does business as East West Insurance. We have no other subsidiaries. Our bank is a California-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation up to applicable limits. Our bank is the fourth largest commercial bank headquartered in Los Angeles, California as of December 31, 2000 and one of the largest banks in the United States that has a particular focus on the Chinese-American community.

    East-West Bank was formed in June 1972 as the first federally chartered savings institution focused primarily on the Chinese-American community, and opened for business at its first office in the Chinatown district of Los Angeles in January 1973. Currently, we specialize in lending for commercial, construction, and residential real estate projects, financing international trade for California companies, and providing business and personal deposit and cash management services. We have emphasized commercial lending since becoming a state-chartered commercial bank on July 31, 1995.

    Through our network of 29 retail branches, we provide a wide range of personal and commercial banking services to small and medium-sized businesses, business executives, professionals and other individuals. We offer multilingual services to all of our customers in English, Cantonese, Mandarin and Spanish. A variety of deposit products are available, including the traditional range of personal and business checking and savings accounts, time deposits and individual retirement accounts, travelers' checks, safe deposit boxes, and MasterCard and Visa merchant deposit services.

    Our lending activities include residential and commercial real estate, construction, commercial, trade finance, account receivables, inventory and working capital loans. We provide commercial loans to small and medium-sized businesses with annual revenues that generally range from several million to $200 million. In addition, we provide short- term trade finance facilities for terms of less than one year primarily to U.S. importers and manufacturers doing business in the Asia Pacific region. Our commercial borrowers are engaged in a wide variety of manufacturing, wholesale trade and service businesses.

    As of August 23, 2000, we also offer on an agency basis, various insurance products through Risk Services, Inc. (d/b/a East West Insurance) such as property, casualty, and life.

    Our subsidiary, E-W Services, Inc. was formed in 1977 and holds real estate used by the Bank in its operations. East-West Investments, Inc. was formed in 1972 primarily to act as a trustee in connection with real estate secured loans. EWSC Holdings, LLC was formed in July 2000 to act as a holding company for a regulated investment company being established to facilitate raising capital in a flexible and tax efficient manner. The long-term plan for the regulated investment company is currently under review. There can be no assurance as to the timing or our ability to raise capital or continue to lower our effective tax rate in the future through this subsidiary.

    On January 12, 2001 we completed our acquisition of Prime Bank, a one-office commercial bank located in the Century City area of Los Angeles. This acquisition allowed us to expand our presence in the West Los Angeles market.

    We concentrate on marketing our services in the Los Angeles metropolitan area, Orange County, the San Francisco Bay area, and the Silicon Valley area in Santa Clara County, with a particular focus on regions with a high concentration of ethnic Chinese. The ethnic Chinese markets within our primary market area have experienced rapid growth in recent periods. We believe our customers can benefit from our understanding of Asian markets and cultures, our corporate and organizational ties throughout Asia, as well as our international banking products and services. We believe that this approach, combined with the extensive ties of our management and Board of Directors to the growing Asian and ethnic Chinese communities in the United States, provides us with an advantage in competing for customers in its market area.

    Our principal executive office is located at 415 Huntington Drive, San Marino, California 91108 and our telephone number is (626) 799-5700.

                          DESCRIPTION OF COMMON STOCK

    Our Certificate of Incorporation authorizes us to issue 50,000,000 shares of common stock, par value $.001 per share. As of January 12, 2001, there were outstanding 22,663,310 shares of common stock.

    All outstanding common stock is, and any stock issued under this prospectus will be, fully paid and nonassessable. Subject to rights of preferred stockholders, if any preferred stock is issued and outstanding, holders of common stock:

    - are entitled to any dividends validly declared;

    - will share ratably in our net assets in the event of a liquidation; and

    - are entitled to one vote per share.

    The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

    U.S. Stock Transfer Corporation is the transfer agent and registrar for our common stock.

                                USE OF PROCEEDS

    All net proceeds from the sale of the East West Bancorp shares being offered under this prospectus will go to the selling shareholders. Accordingly, we will not receive any proceeds from sales of these shares. We are paying the expenses of registration of the shares being offered under this prospectus.

                              SELLING SHAREHOLDERS

    The following table sets forth the number of shares owned by each of the selling shareholders, who acquired their shares as a result of our acquisition of Prime Bank. None of the selling shareholders has had a material relationship with us during the past three years other than for certain selling shareholders as a result of their employment with us as of the date of the closing of the acquisition of Prime Bank. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after the completion of this offering because the selling shareholders may offer all or some of our common stock and because, except for David Buell, there currently are no agreements, arrangements or understandings with respect to the sale of any of our common stock. David Buell has entered into an agreement which restricts 150,000 of his shares. These restrictions lapse on 12,500 shares each calendar quarter over the next three years, and his agreement contains customary acceleration provisions. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below.

    One or more of the selling shareholders identified above may choose to donate or transfer as gifts some or all of the shares that may otherwise be sold directly by the selling shareholder or the selling shareholder may choose to transfer some or all of these shares for no value to one or more affiliated persons. If any of the shares are so transferred by any of the selling shareholders listed above, then the persons who receive the shares would constitute additional selling shareholders under this prospectus.

                                                                     PERCENT OF     NUMBER OF SHARES
                                                       NUMBER OF     OUTSTANDING   REGISTERED FOR SALE
NAME OF SELLING SHAREHOLDER                           SHARES OWNED     SHARES            HEREBY
---------------------------                           ------------   -----------   -------------------
A.L.L Companies Retirement Trust....................      2,460           *                 2,460
Paine Weber IRA Custodian FBO John Bell.............      1,968           *                 1,968
Martin J. Brill.....................................        984           *                   984
CIBC Oppenheimer Corp. Custodian David Brooks, IRA..        639           *                   639
CIBC Oppenheimer Corp. Custodian Kathy J. Brooks,
  IRA...............................................        492           *                   492
CIBC Oppenheimer Corp. Custodian FBO Marc A.
  Brooks............................................        492           *                   492
CIBC Oppenheimer Corp. Custodian Mary Anne Brooks,
  IRA...............................................        639           *                   639
David Buell, IRA Rollover, MSTC Custodian...........     49,200           *                49,200
David L. Buell......................................    198,994           *               198,994
Robert Bulseco and Patricia M. Buleseco, Trustees of
  Buleseco Family Trust Dtd 8/27/97.................     14,760           *                14,760
Caloyeras Family Partnership........................     36,900           *                36,900
Beverly J. Caloyeras................................     12,300           *                12,300
Charles Schwab & Co., Inc. FBO Sharon L. Canup......      4,920           *                 4,920
Loren Andrew Carjulia...............................        246           *                   246
Christopher Jamie Carr..............................        246           *                   246
Seymour Joseph Carr and Dinard Carr, Trustees Carr
  Family Trust......................................        492           *                   492
Cede & Co., Dave Glasset stock street name..........      4,920           *                 4,920
Everen Clearing Corp., Pamela Citron IRA............      2,460           *                 2,460
Robert Scott Cowan..................................        492           *                   492

                                                                     PERCENT OF     NUMBER OF SHARES
                                                       NUMBER OF     OUTSTANDING   REGISTERED FOR SALE
NAME OF SELLING SHAREHOLDER                           SHARES OWNED     SHARES            HEREBY
---------------------------                           ------------   -----------   -------------------
Cowan Family Partnership............................        492           *                   492
Dean Witter Reynolds Custodian FBO Lawrence Diamant
  IRA Rollover Dtd 6/8/93...........................      1,230           *                 1,230
Elizabeth Ann Eastham, Trustee UDT Dtd 11/20/97.....      4,920           *                 4,920
R. Dale Ellis, Marsha A. Ellis, Joint Tenants.......      4,920           *                 4,920
713 Associates Profit Sharing Plan & Health
  Disability Retirement Tr. Dtd 1/1/89 FBO Malcolm
  Field.............................................     24,600           *                24,600
Wexford Clearing Corp. FBO Gary Steven Findley......      4,920           *                 4,920
Richard B. Francis..................................      1,230           *                 1,230
William Gerlach.....................................     22,386           *                22,386
Lucille B. Haas, Trustee Haas Family Survivor's
  Trust.............................................      2,460           *                 2,460
Michael C. Haas, Gary B. Haas. Joint Tenants........      2,460           *                 2,460
Judith Gottesman, Doris Brown TTEE Gottesman Brown
  Living Trust Dtd 1/7/98...........................      2,460           *                 2,460
Katz Revocable Family Trust, Dtd 2/23/90, Michael
  Katz Trustee......................................      2,460           *                 2,460
Thomas Q. Kwan and Winnie S. Kwan, JTWRS............        492           *                   492
Jerry Lessel, Darleen Lessel Trustees of Lessel
  Family Trust......................................      2,460           *                 2,460
The Lund Family Trust of 1991, Lavere G. Lund,
  Trustee...........................................     24,600           *                24,600
M.A.R.A., Inc.......................................      5,116           *                 5,116
Robert L. Mayer, Trustee Robert L. Mayer Trust of
  1982..............................................     49,200           *                49,200
Raymond V. Sokol and Suzanne E. Sokol, JT...........      1,230           *                 1,230
Paul W. Stroube or Lisa A. Stroube, JT..............      2,460           *                 2,460
Edward M. Wolkowitz.................................        492           *                   492
Wallace L. T. Wong, Trustee, DDT Dtd 11/25/96.......      4,920           *                4,,920
Joseph Byers........................................        139           *                   139
Alma Carreno........................................        139           *                   139
Pamela Citron.......................................      2,092           *                 2,092
Paul Favero.........................................        139           *                   139
Jeanette Peevy......................................         69           *                    69
Takeo Sasaki........................................        139           *                   139
Brian Shea..........................................        139           *                   139
Rick Kaiser.........................................        139           *                   139
Russell Sun.........................................        139           *                   139
John Bell...........................................      1,395           *                 1,395
Robert Bulseco......................................      4,185           *                 4,185
Sharon Canup........................................      2,092           *                 2,092
Suzanne Sokol.......................................        697           *                   697
Paul Stroube........................................      2,092           *                 2,092

*   Less than 1% of outstanding shares

                              PLAN OF DISTRIBUTION

    The selling shareholders may offer their shares at various times in one or more of the following transactions:

    - on the NASDAQ National Market

    - on any United States securities exchange where our common stock may be

    - listed in the future

    - in the over the counter market

    - in privately negotiated transactions directly with purchasers

    - in a combination of any of the above transactions

    The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

    The selling shareholders may also pledge shares to broker-dealers or other financial institutions, and, upon a default relative to any selling shareholder who has so pledged any such shares, the broker-dealer or other financial institution holding the pledged shares may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

    We have entered into a selling agreement with Sutro & Co., Inc. to facilitate any efforts by selling shareholders to sell their shares with the assistance of a broker-dealer. In the selling agreement we make various representations to Sutro & Co. with regard to the issuance of the shares in connection with the acquisition of Prime Bank, and Sutro & Co. will be compensated by commissions from each applicable selling shareholder with respect to sales of shares made through Sutro & Co.

    In effecting sales, brokers, dealers or agents engaged by any selling shareholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholder in amounts to be negotiated prior to the sale. Any such selling shareholder and such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. One or more of the selling shareholders may indemnify broker-dealers that participate in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

    In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act of 1934 may apply to sales of common stock in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed each of them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

    At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, and discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold:

1.  Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

2.  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

3.  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

4.  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;
    and

5. The definitive Proxy Statement filed with the SEC on April 3, 2000 provided to stockholders in connection with the Annual Meeting of Stockholders held on May 10, 2000.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            East West Bancorp, Inc.
                              415 Huntington Drive
                          San Marino, California 91108
              Attention: Douglas Krause, Executive Vice President
                             Phone: (626) 799-5700

    This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 LEGAL MATTERS

    Manatt, Phelps & Phillips L.L.P., Los Angeles, California, will pass upon the validity of our securities in connection with this offering of securities, unless we indicate otherwise in a prospectus supplement.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    CAUTIONARY STATEMENT CONCERNING FORWARD
                               LOOKING STATEMENTS

    We do not provide forecasts of our future financial performance. However, this prospectus and the documents incorporated by reference into this prospectus may contain "forward looking" information that involves risks and uncertainties. In particular, statements contained in this prospectus or any of the documents incorporated by reference into this prospectus which are not historical facts (including, for example, statements concerning international revenues, anticipated operating expense levels and such expense levels relative to our total revenues) constitute forward looking statements. In addition, any of the words "believes," "expects," "anticipates" or similar expressions indicate forward-looking statements. Our actual results of operations and financial condition have varied and may in the future vary significantly from those stated in any forward-looking statements. Factors that may cause such differences include, for example: the availability of capital to fund our future cash needs; reliance on major customers; history of operating losses; reliance on a limited number of vendors for the manufacturing of our products; technological obsolescence; competition; component supply problems; protection of proprietary information; and accuracy of our internal estimates of revenue and operating expense levels.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

    The Delaware General Corporation Law and our certificate of incorporation and by-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

    You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling shareholders are not making an offer of the common stock in any state where the offer is not permitted.

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                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Risk Factors..........................      2
East West Bancorp.....................      3
Use of Proceeds.......................      4
Selling Shareholders..................      5
Plan of Distribution..................      7
Where You Can Find More Information...      8
Legal Matters.........................      8
Experts...............................      9
Cautionary Statement Concerning
  Forward Looking Statements..........      9
Disclosure Statement..................      9

------------------------------------------------

                            EAST WEST BANCORP, INC.

                                 512,707 SHARES
                                OF COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               February 12, 2001

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